Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to this Registration Statement (Form S-3 No. 333-161544) and related Prospectus of TeleCommunication Systems, Inc. for the registration of Class A common stock, preferred stock, debt securities and warrants to purchase Class A common stock, preferred stock or debt securities and units and to the incorporation by reference therein of our reports dated March 2, 2009, with respect to the consolidated financial statements and schedule of TeleCommunication Systems, Inc., and the effectiveness of internal control over financial reporting of TeleCommunication Systems, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Baltimore, Maryland
September 24, 2009